Exhibit 4.1

CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ELANDIA INTERNATIONAL INC.

This corporation, eLandia International Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That, pursuant to a special meeting of the Board of Directors of the Corporation, held March 20, 2012, resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of eLandia International Inc., a Delaware corporation (the “Corporation”), declaring said amendment to be advisable and directing that said amendment be considered by consent of the stockholders of the Corporation.

SECOND: That, pursuant to a written consent of the stockholder owning the majority of the outstanding shares of voting stock of the Corporation, effective March 20, 2012, such stockholder duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Paragraph 4 of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

4. Capital Stock

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 85,000,000 non-assessable shares, of which 50,000,000 shall be designated as common stock with a par value $0.00001 per share (the “Common Stock”), and 35,000,000 shares shall be designated as preferred stock with a par value of $0.00001 per share (the “Preferred Stock”). The outstanding shares of Common Stock shall be reverse split on a one (1) for ten thousand (10,000) basis, effective as of the effective date of this Certificate of Amendment. Holders of fractional shares resulting from the reverse split shall be paid consideration of $0.65 per share based on the number of shares of Common Stock held by such holders immediately prior to the effective date of the reverse split. Holders of at least one share of common stock following the reverse split will receive fractional shares to the extent the amount of shares owned by such stockholders following the reverse split is not equally divisible by 10,000. The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock and adopted by the Board of Directors pursuant to the authority granted herein.

THIRD: That, the stockholder holding a majority of the shares of common stock entitled to vote, in accordance with Section 228 of the General Corporation Law of the State of Delaware, met the necessary number of shares as required by statute, and voted in favor of the amendment.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed this 30th day of April, 2012.

By:	/s/ Harley L. Rollins
Name:	Harley L. Rollins
Title:	President